UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                      ACCEPTANCE INSURANCE COMPANIES INC.
                               (Name of Issuer)

                         Common Stock, $0.40 par value
                        (Title of Class of Securities)

                                  068417-60-0
                                (CUSIP Number)

                               Robert L. Miller
                         520 Lake Cook Road, Suite 380
                              Deerfield, IL 60015

                                 (847)945-7722
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 21, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    VELP 2, L.L.C.

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only

4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    Michigan

                7  Sole Voting Power
Number Of          1,680,345
Shares          8  Shared Voting Power
Beneficially       -0-
Owned By        9  Sole Dispositive Power
Each Reporting     1,680,345
Person With     10 Shared Dispositive Power
                   -0-

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    1,680,345

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                        [ ]

13  Percent Of Class Represented By Amount In Row (11)
    11.8%

14  Type Of Reporting Person*
    OO

                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    David Craig Valassis

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          106,559
Shares          8  Shared Voting Power
Beneficially       1,680,345
Owned By        9  Sole Dispositive Power
Each Reporting     106,559
Person With     10 Shared Dispositive Power
                   1,680,345

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    1,786,904

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                          [ ]

13  Percent Of Class Represented By Amount In Row (11)
    12.5%

14  Type Of Reporting Person*
    IN
                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Edward W. Elliott, Jr.

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          225,000
Shares          8  Shared Voting Power
Beneficially       0
Owned By        9  Sole Dispositive Power
Each Reporting     225,000
Person With     10 Shared Dispositive Power
                   0

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    225,000

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                          [ ]

13  Percent Of Class Represented By Amount In Row (11)
    1.6%

14  Type Of Reporting Person*
    IN

                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    George F. Valassis

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          142,476
Shares          8  Shared Voting Power
Beneficially       0
Owned By        9  Sole Dispositive Power
Each Reporting     142,476
Person With     10 Shared Dispositive Power
                   0

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    142,476

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                          [ ]

13  Percent Of Class Represented By Amount In Row (11)
    1.0%

14  Type Of Reporting Person*
    IN

                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Doug Thomas Valassis

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          247,944
Shares          8  Shared Voting Power
Beneficially       1,680,345
Owned By        9  Sole Dispositive Power
Each Reporting     247,944
Person With     10 Shared Dispositive Power
                   1,680,345

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    1,928,289

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                         [ ]

13  Percent Of Class Represented By Amount In Row (11)
    13.5%

14  Type Of Reporting Person*
    IN

                                 SCHEDULE 13D

         This is Amendment No. 5 to the Schedule 13D previously filed by Doug
T. Valassis, Amendment No. 2 to the Schedule 13D previously filed by D.
Craig Valassis and VELP, L.L.C., and is also an initial filing of a Schedule 13D by Edward W. Elliott, Jr., and George F. Valassis in order to report the addition of Mr. Elliott and Mr. Valassis to the Group and additional purchases of the common stock, $0.40 par value per share (the "Common
Stock") of Acceptance Insurance Companies, Inc. (the "Issuer"). The Group is presently comprised of VELP 2, L.L.C., Doug T. Valassis, D. Craig Valassis, Edward W. Elliott, Jr. and George F. Valassis.

ITEM 1.  Security and Issuer.

         Issuer: Acceptance Insurance Companies, Inc.
                         222 South 15th Street
                         Suite 600 North
                         Omaha, Nebraska 68102

         Security:       Common Stock, $0.40 par value per share
                         CUSIP No. 68417-60-0

ITEM 2.  Identity and Background.

         Doug T. Valassis and D. Craig Valassis are citizens of the United States of America and they are brothers. George F. Valassis is a citizen of the United States of America and is the father of Doug and D. Craig Valassis. Edward W. Elliott is a citizen of the United States of America. The business address of all such individuals is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         VELP 2, L.L.C., is a Michigan limited liability company whose membership interests are owned equally by Doug T. Valassis, D. Craig Valassis and Debra A. Lyonnais, their sister. The Manager of VELP 2, L.L.C., is Brisbane Corporation, a Florida corporation which is owned by Doug T. Valassis and D. Craig Valassis. Doug T. Valassis and D. Craig Valassis are the sole directors and officers of Brisbane Corporation. In such capacities, Doug T. Valassis and D. Craig Valassis control VELP 2, L.L.C. The business address of VELP 2, L.L.C., is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         The principal occupation of Doug T. Valassis is President, Director and Chief Executive Officer of Franklin Enterprises, Inc., a private investment company ("Franklin"). Franklin is a Michigan corporation engaged principally in the business of providing investment capital and business consulting services and in investing in securities and real estate.
Franklin is the sole general partner in Valassis Enterprises, L.P., a Delaware limited partnership ("Valassis Enterprises") that is engaged principally in the business of providing investment capital and investing in securities and real estate. The principal office and business address of Franklin and Valassis Enterprises is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         The principal occupation of both D. Craig Valassis and Edward W. Elliott, Jr. is that of a Vice President of Franklin. George F. Valassis is retired and is a private investor. Doug T. Valassis is also the Chairman and a director of Lindner Asset Management, Inc., a Michigan corporation ("Lindner Management"), and the Chairman and a trustee of Lindner Investments, a Massachusetts business trust that is a registered investment company under the Investment Company Act of 1940. D. Craig Valassis is also a director of Lindner Management. Lindner Management is an investment adviser registered under the Investment Advisers Act of 1940 and is the adviser for Lindner Investments. Since December 22, 1992, Doug T. Valassis and Edward W. Elliott, Jr. have also been directors of the Issuer. The Members of the Group are sometimes referred to herein as the "Reporting Persons".

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any member been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The acquisitions of Common Stock of the Issuer required to be reported by members of the Group have previously been reported on this
Schedule 13D and the several prior amendments hereto, except for the following: (a) Doug T. Valassis purchased with personal funds 3,000 shares of Common Stock in 1999 by exercising stock options previously granted to him by the Issuer; (b) Doug T. Valassis acquired beneficial ownership of an additional 8,000 shares of Common Stock in December 1999 when such shares were distributed to Valassis Enterprises upon its withdrawal as a partner from an unaffiliated investment partnership that had held such shares; (c) Doug T. Valassis, D. Craig Valassis, Edward W. Elliott, Jr., and George F. Valassis each acquired, using personal funds, beneficial ownership of 87,500 shares of Common Stock of the Issuer on March 21 and 22, 2000.

ITEM 4.  Purpose of Transaction.

          Each of the Reporting Persons intends to monitor the affairs of the Issuer closely and to periodically review their investment in the Issuer's securities. Depending on the results of such monitoring and reviews and other facts and circumstances then existing, it is possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of warrants, or otherwise, may acquire or dispose of Issuer common stock or other Issuer securities. If any acquisition subsequently is undertaken by any of the Reporting Persons, such acquisition may be undertaken with a view to maintaining the present percentages of ownership of Issuer common stock of the Reporting Persons or with a view to acquiring a greater interest, possibly even a majority interest, and a commensurately greater voice in the affairs of the Issuer on the part of one or more of the Reporting Persons. The Reporting Persons intend to consult with each other and act in concert with respect to matters presented to stockholders of the Issuer for a vote, and will also consult with one another, but will not necessarily act in concert, when considering the purchase of additional shares or the sale of any shares owned by them.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         (a), (b). VELP 2, L.L.C., beneficially owns 1,680,345 shares of Common Stock (11.8% of the outstanding shares), based on the number of outstanding shares of the Issuer as reported in its most recent Annual Report on Form 10-K. Voting and dispositive power with respect to such shares is controlled jointly by Doug T. Valassis and D. Craig Valassis, in their capacities as the owners and executive officers of Brisbane Corporation, the manager of VELP 2, L.L.C.

         Doug T. Valassis beneficially owns 1,928,289 shares of Common Stock, or 13.5% of the outstanding Common Stock, as follows: 1,680,345 shares of Common Stock beneficially owned by VELP 2, L.L.C., as to which Mr. Valassis shares voting and dispositive powers through his ownership and control of the Manager of VELP 2, L.L.C.; 230,379 shares of Common Stock beneficially owned by Mr. Valassis directly as to which he has sole voting and dispositive powers; 2,065 shares of Common Stock beneficially owned by Franklin, as to which Mr. Valassis shares voting and dispositive powers through his role as a director and President of Franklin; 8,000 shares of Common Stock beneficially owned by Valassis Enterprises as to which Mr. Valassis shares voting and dispositive powers; and 7,500 shares of Common Stock that Mr. Valassis may acquire upon exercise of currently exercisable options issued to him in his capacity as a director of the Issuer, as to which he has sole voting and dispositive powers.

         D. Craig Valassis beneficially owns 1,786,904 shares of Common Stock, or 12.5% of the outstanding Common Stock, as follows: 1,680,345 shares of Common Stock beneficially owned by VELP 2, L.L.C., as to which Mr. Valassis exercises voting and dispositive powers through his ownership and control of Brisbane Corporation, the Manager of VELP 2, L.L.C.; and 106,559 shares of Common Stock beneficially owned by Mr. Valassis as to which he has sole voting and dispositive powers.

         George F. Valassis beneficially owns 140,411 shares of Common Stock (1.0% of the outstanding shares), as to which he has sole voting and investment power.

         Edward W. Elliott, Jr., beneficially owns 225,000 shares of Common Stock (1.6% of the outstanding shares), as to which he has sole voting and dispositive powers. This amount includes 10,500 shares of Common Stock that Mr. Elliott may acquire upon exercise of currently exercisable options issued to him in his capacity as a director of the Issuer.

         (c) During the past 60 days, the following purchase of Common Stock were made by members of the Group, all in open market transactions on the New York Stock Exchange:
                                           Price               Number
                              Date       Per Share    Total   of Shares
                              ----       ---------    -----   ---------
Doug T. Valassis             3/21/2000     $4.00    $150,000    37,500
                             3/22/2000     $4.00    $200,000    50,000
D. Craig Valassis            3/21/2000     $4.00    $150,000    37,500
                             3/22/2000     $4.00    $200,000    50,000
George F. Valassis           3/21/2000     $4.00    $150,000    37,500
                             3/22/2000     $4.00    $200,000    50,000
Edward W. Elliott, Jr.       3/21/2000     $4.00    $150,000    37,500
                             3/22/2000     $4.00    $200,000    50,000


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any of them and any other person with respect to any securities of the Issuer, including (but not limited to) transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses, or the giving or withholding of proxies, nor are any securities reported herein pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment powers over such securities.

ITEM 7.  Material Filed as Exhibits.

Exhibit
No.        Description
---        -----------
1          Joint Filing Agreement and Power of Attorney

                                 SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth on this statement is true, correct and complete.

                                VELP 2, L.L.C.
                                By: BRISBANE CORPORATION, Manager


Date:  March 24, 2000           By: /S/ DOUG T. VALASSIS
                                Doug T. Valassis, President


Date:  March 24, 2000           *
                                D. Craig Valassis


Date:  March 24, 2000           /S/ DOUG T. VALASSIS
                                    Doug T. Valassis


Date:  March 24, 2000           /S/ EDWARD W. ELLIOTT, JR.
                                    Edward W. Elliott, Jr.


Date:  March 24, 2000           /S/ GEORGE F. VALASSIS
                                    George F. Valassis


---------
*By: /S/ DOUG T. VALASSIS
     Doug T. Valassis, Attorney-in-fact